EXHIBIT 99.1

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

November 18, 2009

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 28, 2009

Eltek Ltd. Shareholders:

        We cordially invite you to attend the 2009 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on Monday, December 28, 2009, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

1.	To reelect the following directors: (i) Professor Joseph Yerushalmi to serve as a Class I director until our 2012 Annual General Meeting of Shareholders; and (ii) Messrs. Amit Mantsur and Erez Meltzer to serve as Class III directors until our 2011 Annual General Meeting of Shareholders;

2.	To re-elect Ms. Ophira Rosolio-Aharonson as an outside director for a second three-year term;

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2009;

4.	To review and discuss our directors’ report, auditor’s report and consolidated financial statements for the fiscal year ended December 31, 2008; and

5.	To transact any other business that may properly come before the meeting.

        Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 18, 2009 are entitled to notice of and to vote at the Annual General Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Annual General Meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Nissim Gilam Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Monday, December 28, 2009, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

        This Proxy Statement, the attached Notice of 2009 Annual General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about November 23, 2009.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of the following directors: (a) Professor Joseph Yerushalmi to serve as a Class I director until our 2012 Annual General Meeting of Shareholders and (b) Messrs. Amit Mantsur and Erez Meltzer to serve as Class III directors until our 2011 Annual General Meeting of Shareholders; (ii) reelection of Ms. Ophira Rosolio-Aharonson as an outside director for a second three-year term; and (iii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2009. In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

        We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR each of the nominees for director and outside director named in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on November 18, 2009, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of November 18, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 6,610,107 issued and outstanding ordinary shares.

—	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

—	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and outside director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

        If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

        If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

        The presence of two shareholders holding, in the aggregate, at least forty-percent of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned and the adjourned meeting will be held at 10:00 a.m. (Israel time) on Thursday, December 31, 2009 at the same place as the original Meeting. The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

        Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

        Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

        Each ordinary share entitles its holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

        In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

        We have received indications from our principal shareholders, Merhav M.N.F. Ltd. and Integral International Inc., and directors and officers, who together hold approximately 25.34% of our issued and outstanding ordinary shares, that they presently intend to vote for each of the nominees for director and outside director and in favor of all of the other proposals to be voted on at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 18, 2009 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our issued and outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(1)(2)

Josef Maiman	1,589,440	(3)	24.05%
Merhav M.N.F. Ltd.	989,696	(4)	14.97%
Integral International Inc.	599,744	(5)	9.07%
Nissim Gilam	-		-
David Banitt	-		-
Eytan Barak	-		-
Amit Mantsur	-		-
Erez Meltzer	-		-
Eitan Popper	-		-
Ophira Rosolio-Aharonson	-		-
Joseph Yerushalmi	-		-
All directors and executive officers as a group (18 persons)	1,674,955		25.34%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 6,610,107 ordinary shares issued and outstanding as of November 18, 2009.

(3)	Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 29, 2007 and other information available to the company. Includes 989,696 ordinary shares held of record by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman and 599,744 ordinary shares held of record by Integral International Inc., a Panama corporation controlled by Mr. Maiman. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 1,589,440 ordinary shares held directly by Merhav M.N.F. Ltd. and Integral International Inc.

(4)	Merhav M.N.F. Ltd. is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav M.N.F. Ltd.

(5)	Integral International Inc. is a Panama corporation controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Integral International Inc.

I.         REELECTION OF DIRECTORS
(Items 1A and 1B on the Proxy Card)

        The term of office of our Class I director, Professor Joseph Yerushalmi, expires as of the Meeting, and he will be standing for reelection to serve as a Class I director for a new term of three years. In addition, in August 2009, our Board of Directors elected Messrs. Erez Meltzer and Amit Mantsur to serve as Class III directors until the Meeting, and they will each be standing for reelection to serve as Class III directors until our annual general meeting of shareholders to be held in 2011, when the term of office of our Class III directors expires.

        Under our Articles of Association, our Board of Directors is divided into three classes (other than outside directors). In general, at each annual general meeting of shareholders one of such classes of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. Our Board of Directors may temporarily fill vacancies in the Board or add to their body until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our Articles of Association. In addition to the three classes of directors, we have two “outside directors,” as defined and required by the Israeli Companies Law (see Item 3 below).

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules. We do not comply with the NASDAQ requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        We also do not follow the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our Articles of Association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders.

        Accordingly, our Board of Directors has proposed the reelection of Professor Joseph Yerushalmi to serve as a Class I director, to hold office for three years until our annual general meeting of shareholders to be held in 2012, or until his successor is elected and qualified. In addition, our Board of Directors has proposed the reelection of Messrs. Amit Mantsur and Erez Meltzer to serve as Class III directors until our annual general meeting of shareholders to be held in 2011, or until their successors are elected and qualified.

        In the event that a named director nominee is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our independent directors and ratified by our Board of Directors. We do not have any understanding or agreement with respect to the future election of the named nominees.

        Set forth below is information about the nominees, including principal occupation, business history and other principal directorships held.

        Amit Mantsur, 38, has served as a Class III director since August 2009. Mr. Mantsur has served as the Vice President – Investments of Ampal-American Israel Corporation, or Ampal, since March 2003. From September 2000 to December 2002, Mr. Mantsur served as Strategy and Business Development Manager at Alrov Group. From February 1997 to September 2000, Mr. Mantsur was a projects manager at the Financial Advisory Services of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International. Mr. Mantsur holds a BA degree in Economics and Accounting and an MBA degree, both from Ben-Gurion University, and is a certified public accountant (Israel).

        Erez Meltzer, 52, has served as a Class III director since August 2009. Mr. Meltzer has served as the Chief Executive Officer of Gadot Chemical Tankers and Terminals Ltd., or Gadot, a wholly-owned subsidiary of Ampal, since November 2008. Mr. Meltzer also serves as a director and Executive Vice Chairman of Gadot and as a director of Ampal. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex. Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps. (reserves). Mr. Meltzer has served as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization). Mr. Meltzer holds a BA degree in Economics and Business from the Hebrew University of Jerusalem and is a graduate of the Advance Management Program at Harvard Business School.

        Professor Joseph Yerushalmi, 71, has served as a Class I director since December 2003. Since January 1996, Professor Yerushalmi has served as a senior vice president in charge of projects of Merhav M.N.F. Ltd. Professor Yerushalmi serves as a member of the board of directors of Ampal. From 1992 to 1996, Professor Yerushalmi served as vice president, projects development at Israel Chemicals Ltd., Israel’s largest chemical concern. Between 1989 and 1992, Professor Yerushalmi was a visiting professor at the University of Pittsburgh. In 1980, Professor Yerushalmi founded PAMA (Energy Resources Development) Ltd. in Israel with the goal of commercial utilization of Israel oil shale reserves, and he served as its General Manager until 1989. From 1977 to 1980, Professor Yerushalmi was Technical Manager of the Coal Gasification Program of the Electric Power Research Institute (EPRI) in Palo Alto, California. Between 1969 and 1977, Professor Yerushalmi was a professor of Chemical Engineering at the City College of New York where he pioneered in research in the field of alternative energy. Professor Yerushalmi holds a Ph.D. in Chemical Engineering from the City University of New York.

        Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the election of each of the director nominees named above.

        The Board of Directors recommends a vote FOR the election of the director nominees named above.

Directors Continuing in Office

Name	Age	Class of Director	Expiration of Term

David Banitt(1)(2)	58	Class II	2010
Eitan Popper	32	Class II	2010
Nissim Gilam(2)(3)	71	Class III	2011
Josef Maiman	63	Class III	2011
Eytan Barak(1)(2)	65	Outside Director	2011

(1) Member of the Audit Committee
(2) Member of the Executive Committee
(3) Member of the Compensation Committee

        For the biographies of the directors continuing in office, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2008 (filed with the Securities and Exchange Commission on April 30, 2009), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com. The contents of our website do not form part of the proxy solicitation material.

II.         ELECTION OF OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

        Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time. In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

        Each committee that is authorized to exercise powers that are usually vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Ms. Ophira Rosolio-Aharonson was elected to serve as an outside director at our 2006 annual general meeting of shareholders for an initial three-year term, following which the service of Ms. Rosolio-Aharonson as an outside director may be renewed for one additional three-year term. Mr. Eytan Barak was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term, following which the service of Mr. Barak as an outside director may be renewed for one additional three-year term.

        Our Board of Directors has determined that Ms. Rosolio-Aharonson and Mr. Barak each qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Barak has accounting and financial expertise and that Ms. Rosolio-Aharonson has professional qualification, as such terms are defined by regulations promulgated under the Israeli Companies Law.

        At the Meeting, shareholders will be asked to reelect Ms. Ophira Rosolio-Aharonson, whose first term expires as of the Meeting, as an outside director of our company for a second three-year term.

        Set forth below is information about the nominee for outside director, including principal occupation, business history and any other directorships held.

        Ophira Rosolio-Aharonson, 60, is a co-founder of Seagull Tech Inc. and KeyScan Inc. In addition, Ms. Rosolio-Aharonson serves as an executive director of several private and publicly traded companies, a strategic business consultant to high-technology companies and an advisor to venture capital firms in Israel and the United States. From 1992 through 1999, Ms. Rosolio-Aharonson served as the chief executive officer of Terra Computers, Inc. in the United States. From 1980 to 1989, Ms. Rosolio-Aharonson served as a senior executive, holding managerial positions, at Clal Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange, including director, chief executive officer, chief operations officer and vice president of sales and marketing of Clal Ltd.‘s subsidiaries. Ms. Rosolio-Aharonson holds a B.Sc. degree in applied mathematics and physics and has completed courses required for a M.Sc. degree in bio-medical engineering, both from the Technion – Israel Institute of Technology, Haifa and is a graduate of the executive business and management program of Tel Aviv University.

        The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

        We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director. In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

        The Board of Directors recommends a vote FOR the election of the nominee for outside director.

        For the biography of the outside director continuing in office, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” of our Annual Report on Form 20-F for the year ended December 31, 2008 (filed with the Securities and Exchange Commission on April 30, 2009), which may be viewed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or via a link from our website at www.eltekglobal.com. The contents of our website do not form part of the proxy solicitation material.

III.         RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

        We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent accountants in 1996 and have reappointed the firm as our independent accountants since such time.

        At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the fiscal year ending December 31, 2009, pursuant to the recommendation of our Audit Committee and Board of Directors. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, to a limited extent, as tax consultants and providers of some audit related services. Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

        In accordance with applicable law, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin according to the volume and nature of their services. With respect to fiscal year 2008, we paid Somekh Chaikin approximately $151,000 for audit services and approximately $22,000 for tax related services.

        It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of its financial statements for the fiscal year ending December 31, 2009, be and hereby is ratified and approved.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

        The Board of Directors recommends a vote FOR the foregoing resolution.

IV.         REVIEW AND DISCUSSION OF THE DIRECTORS'
REPORT, AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

        The foregoing directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2008, as well as our annual report on Form 20-F for the year ended December 31, 2008 (filed with the Securities and Exchange Commission on April 30, 2009), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the director’s report, auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

V.         OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Nissim Gilam Chairman of the Board of Directors

Dated: November 18, 2009